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[INOVIO BIOMEDICAL CORPORATION LOGO]


VIA EDGAR AND FACSIMILE (202) 942-9585
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Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20659
Attn:  Mary Beth Breslin


April 12, 2005

RE: Inovio Biomedical Corporation Registration Statement on Form S-3 File
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No. 333-123619(filed as Genetronics Biomedical Corporation on March 28, 2005)
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Dear Ms. Breslin:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Inovio Biomedical Corporation, a Delaware corporation (the "Company"), hereby requests that the Securities and Exchange Commission ("SEC") take appropriate action to cause the above-referenced Registration Statement to become effective at 5:00 PM Eastern Standard Time on April 13, 2005 or as soon thereafter as possible.

Please note that there are no underwriters of the proposed secondary offering of the shares of the Company's common stock being registered pursuant to the Registration Statement. Further, the Company acknowledges that:

o Should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

o The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o The Company may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions or require any additional information with respect to this filing, please contact Anh Tran or Thomas Poletti at (310) 552-5000 or by facsimile at (310) 552-5001. Thank you for your assistance and cooperation.

Yours very truly,

Inovio Biomedical Corporation

/s/ Peter Kies

Peter Kies
Chief Financial Officer


cc:     Thomas J. Poletti, Esq.